[American Dental Partners, Inc. Letterhead]

September 16, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Letter of Comment dated July 6, 2005

American Dental Partners, Inc.

File No. 000-23363

Dear Mr. Rosenberg:

On August 29, 2005, I spoke with Keira Ino regarding additional clarification relating to our Comment Letter Response dated July 29, 2005. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses contained in this letter are keyed to the original comment numbers included in the Commission’s letter dated July 6, 2005. We have filed this response letter on EDGAR under the form type label CORRESP.

Comment No. 1

In future filings, we will eliminate from the financial table included in the Results of Operations subsection of our MD&A the adjusted gross revenue, or patient revenue, of the affiliated dental group practices. The table will only include our Net Revenue and consequently, we will discuss our financial results in terms of our Net Revenue. In some instances where we think it would be helpful, we may supplement our discussion with analysis explained in terms of patient revenue or total revenue.

Mr. Jim B. Rosenberg

September 16, 2005

We currently provide background information on the revenue of the affiliated dental group practices in the Revenue Overview subsection of our MD&A because we believe it is important for the reader of our financial statements to understand the payor mix, revenue growth rates and amounts retained by the affiliated dental group practices. In order to prevent confusion, we will conspicuously label this information as a non-GAAP financial measure.

Comment No. 2

In future filings, we will present only our gross contractual lease obligations, eliminating the amounts that are to be reimbursed pursuant to Service Agreements from the table. We will disclose these amounts as a footnote to the table.

As you directed, we reviewed Financial Reporting Release (FRR) 72 which indicates that interest payments may not be included within the contractual obligations table but should be discussed if material. In future filings, we will include a footnote to the table which clearly discloses the interest expense for our fixed-rate debt obligations with defined repayment schedules, as well as a discussion relating to our revolving line of credit; particularly, disclosure that its future interest obligations are a function of a variable interest rate computed on an outstanding principal balance which fluctuates daily.

Comment No. 3

Our affiliations are negotiated in arms-length transactions and the ultimate consideration paid by us represents the fair values of the definite-lived intangible assets (i.e. service agreements) and the tangible assets acquired. In determining the fair value of a service agreement recognized in connection with an affiliation, we estimate the timing, amount and value of future expected cash flows based on our estimated cost of capital. Future expected cash flows are impacted by many factors, including historical and projected revenue payor mix, provider turnover, market presence, and operating margins of the dental group practices. The fair value of the tangible assets acquired, primarily equipment and leasehold improvements, is determined by the condition of the assets and their expected useful lives. In future filings, our discussion of Critical Accounting Policies with respect to Service Agreements and other Intangibles will clearly reflect that our service agreements are accounted for in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.”

Mr. Jim B. Rosenberg

September 16, 2005

Comment No. 4

At December 31, 2004, the amounts accrued for estimated losses below retention levels for each of our insurance exposures did not meet the threshold requiring separate disclosure. We would request confidential treatment of our response should you request disclosure of the specific reserve amounts.

Please do not hesitate to contact me with any questions you may have upon review of these additional responses.

Sincerely,

/s/ Breht T. Feigh
Breht T. Feigh
Executive Vice President,
Chief Financial Officer and
Treasurer

BTF/as